Filed by Ares Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: American Capital, Ltd.

Commission File No. 814-00149

Ares Capital Corporation Strategic Acquisition of American Capital Investor Presentation May 23, 2016

Disclaimer Statements included herein may constitute "forward looking statements", which relate to future events or future performance or financial condition of Ares Capital Corporation (“ARCC”), American Capital, Ltd. (“ACAS”) or the combined company following the business combination transaction described herein (the “Transaction”). Such forward-looking statements include, but are not limited to, statements about the benefits of the Transaction, including, among others, future financial and operating results, projections, plans, objectives, expectations and intentions and other statements that are not historical facts. These statements are based on certain assumptions about future events or conditions and involve a number of risks and uncertainties. These statements are not guarantees of future performance, condition or results. Actual results may differ materially from those in the forward looking statements as a result of a number of factors. The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the risk that the business will not be integrated successfully; the risk that synergies will not be realized; the risk that required consents will not be obtained; the risk that the combined company following the Transaction will not realize on its financing strategy; litigation in respect of either company or the Transaction; and disruption from the Transaction making it more difficult to maintain relationships with ARCC’s and ACAS’s investors. Additional factors that may affect future results and condition are described in ARCC’s and ACAS’ filings with the SEC, which are available at the SEC’s web site http://www.sec.gov or http://www.arescapitalcorp.com. ARCC and ACAS undertake no duty to update any forward looking statements made herein based on new information or otherwise. The following slides contain summaries of certain financial and statistical information about ARCC and ACAS. The information contained in this presentation is summary information that is intended to be considered in the context of ARCC’s and ACAS’ SEC filings and other public announcements that ARCC may make, by press release or otherwise, from time to time. These materials contain information about ARCC and ACAS, information about their respective historical performance and general information about the market. In addition, information related to past performance, while helpful as an evaluation tool, is not necessarily indicative of future results and you should not view information related to the past performance of ARCC and ACAS or information about the market, as indicative of ARCC’s or ACAS’s future results or the potential future results of the combined company following the consummation of the Transaction. Further, performance information respecting investment returns on portfolio transactions is not directly equivalent to returns on an investment in ARCC’s common stock. The following slides contain information in respect of each of ARCC and ACAS. Neither ARCC nor ACAS makes any representation or warranty, express or implied, with respect to the information contained herein (including, without limitation, information obtained from third parties) or the accuracy or completeness thereof, and expressly disclaim any and all liability based on or relating to the information contained in, or errors or omissions from, these materials; or based on or relating to the recipient’s use (or the use by any of its affiliates or representatives or any other person) of these materials; or based on any other written or oral communications transmitted to the recipient or any of its affiliates or representatives in the course of its evaluation of ARCC. ARCC undertakes no duty or obligation to update or revise the information contained in these materials. Although the companies signed a merger agreement as previously reported and filed with the SEC, the companies remain independent as of the date hereof. Certain information set forth herein includes preliminary estimates, projections and targets based on current assumptions and involves significant elements of subjective judgment and analysis. Such assumptions, estimates, projections and targets may change materially or may not be realized, and are not intended to be complete or constitute all of the information necessary to adequately evaluate ARCC or ACAS. These materials are not intended as an offer to sell, or the solicitation of an offer to purchase, any security, the offer and/or sale of which can only be made by definitive offering documentation, including the applicable offering document and the investment considerations, including any risk factors described therein.

Disclaimer (continued) IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC This communication is being made in respect of the proposed business combination transaction involving Ares Capital Corporation and American Capital, Ltd. In connection with the proposed transaction, Ares Capital Corporation plans to file with the SEC a Registration Statement on Form N-14 that includes proxy statements of Ares Capital Corporation and American Capital, Ltd. and that also constitutes a prospectus of Ares Capital Corporation. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Ares Capital Corporation and American Capital, Ltd., respectively. INVESTORS AND SECURITY HOLDERS OF ARES CAPITAL CORPORATION AND AMERICAN CAPITAL, LTD. ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by each of Ares Capital Corporation and American Capital, Ltd. through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained on Ares Capital Corporation’s website at www.arescapitalcorp.com and on American Capital, Ltd.’s website at www.americancapital.com. PROXY SOLICITATION Ares Capital Corporation, American Capital, Ltd. and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Ares Capital Corporation and American Capital, Ltd. stockholders in favor of the acquisition. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Ares Capital Corporation and American Capital, Ltd. stockholders in connection with the proposed acquisition will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. You can find information about Ares Capital Corporation’s executive officers and directors in its definitive proxy statement filed with the SEC on March 24, 2016. You can find information about American Capital, Ltd.’s executive officers and directors in its definitive proxy statement filed with the SEC on March 11, 2015. You can obtain free copies of these documents from Ares Capital Corporation and American Capital, Ltd. in the manner set forth above.

Transaction Rationale We believe that the combination of ARCC and ACAS will generate significant, immediate and long-term value for both ARCC and ACAS shareholders Enhances leadership in mid market direct lending Ability to originate and hold larger transactions Accelerates growth and deployment of potentially high return SDLP joint venture Compelling value proposition to financial sponsors and borrowers Improved portfolio diversification Immediately accretive to core earnings per share Potential catalyst for dividend growth Increased underwriting and distribution fee income may enhance return on equity Improved access to the debt and equity capital markets Enhanced ability to hire high quality talent

Transaction Summary

Summary of Certain Key Transaction Terms

Total Consideration	**American Capital Shareholders will receive $4.0 billion or $17.40 per share of total consideration consisting of:** • $1.470 billion, or $6.41 per share, in cash from Ares Capital [1] • Ares Capital common stock at a fixed exchange ratio of 0.483x Ares Capital shares for every American Capital share – Approximately 110.8 million Ares Capital shares are expected to be issued representing $1.682 billion based on Ares Capital's market value of $15.19 per share as of May 20, 2016 – ARCC and ACAS shareholders will own ~74% and ~26% of the combined company, respectively • $275 million, or $1.20 per share, in cash from Ares Management • American Capital shareholders will receive $562 million, or $2.45 per share, in cash from the sale of American Capital Mortgage Management, LLC, assuming such sale is consummated
Fee Waiver	• $100 million of support provided by Ares Management through partial fee waivers of income based fees over 10 quarters[2]
Pro Forma Balance Sheet	• Pro forma debt to equity at closing expected to be in a range of 0.65x – 0.75x • American Capital will continue to generate cash by executing on planned asset sales in collaboration with ARCC until closing
Financing	• Ares Capital has secured $460 million in new commitments from Wells Fargo and BAML to increase its Revolving Funding Facility from $540 million to $1 billion in connection with the transaction
Timing	• Expect to file a joint proxy by early July • Anticipated closing at the end of 2016, subject to completion of the sale of American Capital Mortgage Management, LLC, shareholder approvals, regulatory approvals and other customary closing conditions
Dividends	• ACAS shareholders, once shareholders of ARCC, will be eligible for ARCC's quarterly dividend

(1) Based on 229.3 million of fully diluted shares of American Capital.
(2) Beginning the first full quarter following the closing of the transaction, ARES will waive up to $10 million in income based fees, to the extent earned and payable, for ten consecutive quarters.

ARES
ARES CAPITAL CORPORATION
5
American Capital

Based on ARCC’s stock price of $15.19 per share as of 5/20/2016 at an exchange ratio of 0.483x. Total stock consideration is $7.97 per share when calculated off of ARCC’s 3/31/16 NAV per share of $16.50. $1.470 billion of cash from ARCC. $275 million of cash from Ares Management, L.P. $562 million in proceeds from the sale of American Capital Mortgage Management, LLC to a third party buyer. Calculated based on 229.3 million of fully diluted shares. Based on ACAS share price of $15.62 as of close on 5/20/2016. Unaffected ACAS share price is based on the 11/13/2015 price of $14.31 prior to the announcement of Elliott’s proposal. Other factors may have contributed to the increase in share price since that time. ACAS shareholders will also benefit from certain fee waivers provided by Ares Management Total Consideration Paid to ACAS Shareholders ACAS shareholders are receiving a premium to the current share price and the unaffected share price (5) $13.75 per share from ARCC (1) (2) (3) (4) 21.6% Premium to Unaffected Price (7) 11.4% Premium to Current Price (6) Offer per Share Current ACAS Share Price Unaffected ACAS Share Price $17.40 $15.62 $14.31 ARCC Stock $7.34 ARCC Cash $6.41 ARES Cash $1.20 Cash from ACMM $2.45

Purchase Price from ARCC Point of View ARCC’s direct consideration represents a discount to ACAS’s 3/31/16 net asset value Excluding fair value related to American Capital Mortgage Management, LLC and 229.3 of fully diluted shares. Pro forma for the write-off of $212 million deferred tax asset and $197 million in estimated costs and expenses. Direct consideration from ARCC represents 79% of the total amount to be received by ACAS shareholders (1) (1)(2) ARCC’s consideration represents 81.0% of ACAS 3/31/16 NAV ARCC’s consideration represents 90.6% of ACAS pro forma 3/31/16 NAV Full consideration to ACAS shareholders Consideration from ARCC $16.96 $15.18 Total Consideration ARCC Consideration ACAS 3/31/16 NAV per Share PF ACAS 3/31/16 NAV per Share ARCC Cash $6.41 ARCC Stock $7.34 ARCC Cash $6.41 ARCC Stock $7.34 Cash from ACMM $2.45 ARES Cash $1.20 $ 17.40 $13.75 $ 16.96 $ 15.18

Pro Forma Company Financial Impact Enhanced Size and Liquidity Diversified Balance Sheet Potential Catalyst for Dividend Growth Total Equity ($B) (1) Investment Portfolio ($B) (2) ARCC pro-forma shows substantial improvement and opportunity in a number of key areas 220 Portfolio Companies 385 Portfolio Companies Key Drivers of Potential ROE Expansion Increased Fee Income Increased Yield Accelerated SDLP growth Near term fee waiver Cost savings opportunities Based on book value of equity as of March 31, 2016 of $16.50 per share. Pro Forma ARCC assumes 110.8 million new shares issued based on fixed exchange ratio of 0.483x. Total pro forma investments as of March 31, 2016, excluding fair value related to American Capital Mortgage Management, LLC and does not reflect any asset sales prior to closing. Core Earnings over the last twelve months over the average stockholders’ equity for the same period. Return on Equity (3) $9.1 $13.2 3/31 ARCC Pro Forma ARCC $5.2 $7.0 3/31 ARCC Pro Forma ARCC 9.2% LTM 3/31 ARCC

Overview of American Capital American Capital was founded in 1986 and is headquartered in Bethesda, MD $4.1 billion in total investments (1) with 171 portfolio companies $9.5 billion total earning assets under management as of 3/31/2016 excluding American Capital Mortgage Management, LLC Since 2013, have reviewed deals with over 220 distinct sponsors and closed transactions with 29 of them Derives fee income from the management of approximately $5.4 billion in third party assets under management (2) American Capital Leverage Finance Manager – Manages investments in broadly syndicated and mid market loans American Capital Private Equity – Manages three institutional, co-mingled private equity funds in the U.S. European Debt Manager – Manages debt investments in Europe through co-mingled funds and single investor managed accounts GLOBAL PRIVATE FINANCE INVESTOR & ALTERNATIVE ASSET MANAGER As of 3/31/16, excludes fair value related to American Capital Mortgage Management, LLC. As of 3/31/16.

Recent Developments & Benefits to ACAS Shareholders BENEFITS TO AMERICAN CAPITAL SHAREHOLDERS RECENT DEVELOPMENTS American Capital continues to make significant progress monetizing assets at or above NAV $635 million in realizations in Q1 2016; average realization completed at approximately 15% above NAV Since 3/31/2016, announced over $550 million in asset sales 100% of realizations since 3/31/16 have come from American Capital One Stop Buyouts Pro forma for recent and pending asset sales, Sponsor Finance and Other Investments will represent 40.5% of the portfolio compared to 35.8% as of 3/31/16 (1) A meaningful cash position at closing is expected to provide transaction liquidity and capital for reinvestment into directly originated assets Immediate and historically stable dividend stream Meaningful premium with potential upside in the combined company stock given ARCC’s historic trading levels Transaction certainty from a merger partner with proven ability to successfully close and integrate acquisitions Attractive, investment grade balance sheet with one of the lowest costs of debt in the BDC space Access to Ares Management, a leading alternative asset manager with a strong track record Based on fair value.

Investment Highlights CLEAR MARKET LEADER OPPORTUNITY TO CAPITALIZE ON STRONG MARKET DYNAMICS MARKET LEADING PERFORMANCE INCREASED DIVERSIFICATION OPPORTUNITIES FOR VALUE CREATION EXPERIENCE IN INTEGRATING ACQUISITIONS 1 2 3 4 5 6

Measured using total assets and market capitalization as of March 31, 2016. There can be no assurance that dividends will continue at historical levels or at all. Excludes $1.8 billion of assets acquired from Allied Capital on April 1, 2010. Refers to the funds, alternative asset companies, co-investment vehicles and other entities and accounts that are managed or co-managed by the Ares Operating Group, and which are structured to pay fees. It also includes funds managed by Ivy Hill Asset Management, L.P., a wholly owned portfolio company of ARCC. ARCC and ARES Overview Largest Business Development Company by Market Capitalization and Total Assets(1) 11 Year Operating History $24.5 billion invested since inception(3) Paid $17.55 in cumulative dividends per share since IPO(2) $9.1 billion in total investments as of 3/31/2016 Actively cover 450+ private equity sponsors in the U.S. and Europe Closed at least 1 investment with over 300 sponsors and multiple investments with over 150 sponsors in the U.S. 22 Banking Relationships 220 Portfolio Companies Ares Capital Management is served by a team of 80 Investment Professionals One of the largest publicly traded alternative asset managers with approximately $94 billion of assets under management(4) Global operations with 865 employees in 15+ offices across the U.S., Europe, Asia and Australia ARES has three complementary investment groups: credit, real estate and private equity A large and diversified portfolio with ~190 funds invested in over 1,100 companies, 525 structured assets and 155 properties(4) One of the largest in-house research teams, which produces proprietary research in over 50+ industries ARCC is supported by Ares Management, an external manager with comprehensive resources 1

Establishes a clear market leading middle market direct lender Clear Market Leader Largest BDC by Total Investments 1 ($ in Billions) Source: Company filings. Total pro forma investments as of March 31, 2016, excluding fair value related to American Capital Mortgage Management, LLC and does not reflect any asset sales prior to closing. Ability to originate larger commitments and hold sizes provides competitive advantages Expands origination platform which will improve credit selection and risk adjusted returns Expected to improve ROE Improved access to the capital markets at a potentially lower cost Disciplined credit culture and strong track record (1) $13.2 $6.0 $3.9 $2.9 $2.3 Pro Forma ARCC PSEC FSIC AINV FSC

Tightening credit standards in regulated institutions are creating opportunities Regulatory Change Volatile market conditions are leading to enhanced pricing and terms as borrowers demand certainty of capital Elevated Volatility Increase in supply driven by growth of the global non-investment grade credit markets, refinancing opportunities from maturing debt and potential realizations from private equity fund investments Increasing Supply INCREASED OPPORTUNITY FOR ARCC Increased volatility, significant supply and heightened regulation provide attractive credit opportunities 2 Opportunity to Capitalize on Strong Market Dynamics

Note: Includes regular and special dividends. Dividends based on ex-dividend date. See Endnotes on slide 23 for more information. Past performance is not indicative of future results. Cycle-tested ability to grow NAV and pay dividends Average Annual NAV + Dividend Performance(1) (2) In excess of 500bps in incremental annual NAV appreciation + dividends Market Leading Performance 3 13% (1%) 17% 12% 16% (12%) 10% 7% -20% -10% 0% 10% 20% 30% 40% Pre-Downturn (Q1-2005 - Q4-2007) Downturn (Q1-2008 - Q4-2009) Post-Downturn (Q1-2010 - Q4-2015) Ten Year (Q1-2006 - Q4-2015) Growth % ARCC Peers

ARCC investment philosophy is to manage underperforming companies to achieve favorable recoveries Low net realized losses on loans combined with net realized gains on equity positions have resulted in an average annualized net realized gain rate of +1.1%, with a net realized loss in only one fiscal year(1)(2)(3) Since IPO in October 2004 through March 31, 2016, cumulative internal rate of return to ARCC totaled 13%(4) on $12.5 billion invested since inception 3 Market Leading Performance Note: See Endnotes on slide 23 for more information. Past performance is not indicative of future results. ARCC had cumulative realized investment gains in excess of cumulative realized investment losses of $506 million since inception (1) CY2006 CY2007 CY2008 CY2009 CY2010 CY2011 CY2012 CY2013 CY2014 CY2015 LTM 3/31/16 ARCC 3.1% 0.4% 0.3% (2.0)% 1.3% 2.1% 0.9% 1.0% 1.2% 1.5% 1.4% BDC Peer Group Average 1.3% (0.1)% —% (7.3)% (5.8)% (1.3)% (0.5)% (0.9)% 0.5% (0.7)% (1.1)% Outperformance (%) 1.8% 0.5% 0.3% 5.3% 7.1% 3.4% 1.4% 1.9% 0.7% 2.2% 2.5% ARCC and BDC Peers Net Realized Gain (Loss) Rate through 3/31/2016 (5)

ARCC has outperformed major indices and peers through a variety of market environments Annualized Total Return since 10/7/2004 10/7/04 – 3/31/16 (1)(2) 3 Market Leading Performance Note: See Endnotes on slide 23 for more information. Past performance is not indicative of future results. (2.00%) 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% 14.00% ARCC - (3)(4) S&P 500 Merrill Lynch US HY Master II S&P LSTA LLI BDC Peers (5) Credit Suisse Leveraged Loan Index S&P Specialty Finance Equity Index KBW Bank Equity Index (BKX)

Pro Forma Total Investments - $13.2 billion (1) ARCC Total Investments - $9.1 billion Increased Diversification 4 Largest investment, SSLP, declines as a percentage of total investments from 20.8% of fair value to 14.3% Portfolio remains in defensive industries with minimal cyclical exposure Enables faster growth of Ares Capital’s potentially high return SDLP joint venture Industry Legend SSLP Manufacturing Food & Beverage Healthcare Services Financial Services Automotive Services Other Services Education Commercial Real Estate Finance Consumer Products Restaurants & Food Services Wholesale Distribution Power Generation Oil & Gas Investment Funds & Vehicles Business Services Containers & Packaging Other Meaningfully increases the pro forma combined company’s diversification by issuer and industry Total pro forma investments as of March 31, 2016, excluding fair value related to American Capital Mortgage Management, LLC and does not reflect any asset sales prior to closing. 14.3% 13.5% 12.6% 8.7% 6.8% 6.6% 5.1% 4.5% 3.9% 2.7% 2.5% 2.6% 2.5% 1.6% 1.6% 1.6% 1.3% 7.3% 20.8% 14.7% 9.2% 7.7% 6.6% 6.2% 5.8% 4.3% 3.8% 3.6% 3.0% 2.8% 2.4% 2.4% 1.1% 0.4% 0.4% 4.8%

5 Opportunities for Value Creation Incremental Fee Income A larger balance sheet will allow for larger transactions, increased final hold positions and incremental syndications, leading to increased fee opportunities Higher Yielding Self Originated Assets Opportunity to reinvest asset sale proceeds and repayments into directly originated high yielding, high risk adjusted return investments Larger and Faster Deployment of SDLP Transaction may allow ARCC to accelerate the ramp and increase the target size of its potentially high yielding SDLP joint venture Cost Savings Opportunity Expected reduction in the pro forma SG&A expense ratio and lower cost financing may drive shareholder value Fee Waiver Ares Management to support the transaction with up to $100 million in fee waivers Key Drivers of potential roe expansion Total Investments: $9.1 billion $13.2 billion(1) $4.1 billion (1) The pro forma company has multiple drivers of potential ROE expansion ~$550 million in ACAS asset sales since 3/31/16 Note: See Endnotes on slide 23 for more information. 60.5% 42.8% 54.9% 20.8% 14.3% 7.6% 11.5% 8.8% 8.5% 2.7% 4.2% 15.6% 7.8% 6.9% 21.6% 11.5% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% ARCC ACAS Pro Forma Senior Secured Debt SSLP Subordinated Certificates Senior Subordinated Debt Structured Products Preferred Equity Common Equity

6 Experience in Integrating Acquisitions - *Allied Capital Case Study*

ARCC plans to leverage its experience in creating value from the Allied transaction in 2010

Transaction Highlights

- Provided immediate industry and investment diversification
- Provided a stable and ultimately growing dividend to both shareholders
- Successfully rotated the Allied portfolio to increase the weighted average yield on remaining assets by 130 bps in 18 months (increased from 9.1% to 10.4%)
- Non-accruals at cost for the combined entity declined from 9.4% at 6/30/10 to 3.8% at 12/31/10 and 2.3% at 12/31/12
- ALD shareholders received a total return of 189.5% (or 18.7% on an annual basis)[1]

Improving Metrics Post Acquisition of Allied

Growth in Dividends per Share



Transaction closed on 4/1/10
$1.40
$1.41
$1.60
$1.57
$1.57
$1.57
$0.10
$0.05
$0.05
$0.05
$1.40
$1.41
$1.50
$1.52
$1.52
$1.52
$0.38
$0.38
2010
2011
2012
2013
2014
2015
Q1-16
Regular Dividend
Additional Dividend

Decline in Non-Accruing Investments at Cost as a Percent of the Total Investment Portfolio[2]

Q1-10	Q2-10	2010	2011	2012	2013	2014	2015	Q1-16
4.2%	9.4%	3.8%	3.3%	2.3%	3.1%	2.2%	2.6%	1.3%

(1) Total return assumes regular dividends and special dividends are not reinvested from unaffected price on 10/23/09 through 05/07/16.
(2) For the period ended December 31, unless otherwise noted.

ARES
ARES CAPITAL CORPORATION

20

American Capital

Conclusion

We believe that the pro forma combined company will generate significant value for all shareholders Transaction Establishes Clear Leader in Middle Market Direct Lending Transaction results in earnings accretion, dividend stability and potential for growth Distinguished track record with differentiated investment capabilities Largest middle market direct lending company by Market Capitalization and Total Assets (1) Proven ability to successfully close and integrate large and complex transactions Measured using total assets and market capitalization as of March 31, 2016. Financially Attractive Transaction Scaled Market Leader Leverages Capabilities of Ares Management Platform High Degree of Execution Certainty

Endnotes

Slide 15

1. Represents the average of annualized NAV plus dividends for the relevant periods.
2. Peers include BDCs that began trading publicly before and within one year after ARCC's initial public offering on October 5, 2004 and with market capitalization or an investment portfolio fair value of $500 million or greater as of March 31, 2016 or who are under common management with a BDC that meets these criteria (ACAS, AINV, HTGC, PSEC and TICC).

Slide 16

1. From inception through March 31, 2016, excludes $196 million one-time gain on the acquisition of Allied Capital in Q2-10 and gains/losses from extinguishment of debt and sale of other assets.
2. Calculated as an average of the historical annual net realized gain/loss rates (where annual net realized gain/loss rate is calculated as the amount of net realized gains/losses for a particular period from ARCC IPO in October 2004 to December 31, 2015 divided by the average quarterly investments at amortized cost in such period).
3. For purposes of this calculation, SSLP sub certs are considered debt investments.
4. Based on original cash invested, net of syndications, of approximately $12.5 billion and total proceeds from such exited investments of approximately $15.3 billion. Internal rate of return ("IRR") is the discount rate that makes the net present value of all cash flows related to a particular investment equal to zero. Internal rate of return is gross of management fees and expenses related to investments as these fees and expenses are not allocable to specific investments. The effect of such management and other expenses may reduce, maybe materially, the IRR's shown herein. Investments are considered to be exited when the original investment objective has been achieved through the receipt of cash and/or non-cash consideration upon the repayment of ARCC's debt investment or sale of an investment, or through the determination that no further consideration was collectible and, thus, a loss may have been realized. These IRR results are historical results relating to ARCC's past performance and are not necessarily indicative of future results, the achievement of which cannot be assured.
5. BDC peer group consists of BDCs with market capitalization or an investment portfolio fair value of $500 million or greater as of March 31, 2016 or who are under common management with a BDC that meets these criteria. Peers include ACAS, AINV, BKCC, CPTA, FSC, FSFR, FSIC, GBDC, GSBD, HTGC, MAIN, MCC, NMFC, PFLT, PNNT, PSEC, SLRC, SUNS, TCAP, TCPC, TCRD, TICC and TSLX.

Slide 17

1. The benchmarks included represent investments in either the U.S. non-investment grade credit or equity market. The Merrill Lynch US HY Master II is a broad index tracking high-yield corporate bonds, the S&P 500 Index is a broad index tracking the U.S. equity markets, the S&P LSTA LLI is a broad index tracking the U.S. loan market and the Credit Suisse Leveraged Loan Index is a broad index tracking the non-investment grade bank loans.
2. Time period selected to include ARCC IPO in October 2004.
3. Ares Capital's stock price-based total return is calculated assuming dividends are reinvested at the end of day stock price on the relevant quarterly ex-dividend dates.
4. Total return is calculated assuming investors did not participate in Ares Capital's rights offering issuance as of March 20, 2008.
5. Peers include BDCs that began trading publicly before and within one year after ARCC's initial public offering on October 5, 2004 and with market capitalization or an investment portfolio fair value of $500 million or greater as of March 31, 2016 or who are under common management with a BDC that meets these criteria (ACAS, AINV, HTGC, PSEC and TICC).

Slide 19

1. Total pro forma investments as of March 31, 2016, excluding fair value related to American Capital Mortgage Management, LLC and does not reflect any asset sales prior to closing.
2. The weighted average yield on the total investment portfolio at amortized cost is computed as (a) annual stated interest rate or yield earned divided by (b) total investments at amortized cost.

ARES
ARES CAPITAL CORPORATION
23
American Capital

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